Exhibit 99.1

News Release

NORBORD ENTERS INTO AUTOMATIC SHARE PURCHASE PLAN

TORONTO, ON (December 20, 2019) – Norbord Inc. (TSX and NYSE: OSB) today reported that it has entered into an automatic share purchase plan (ASPP) with a broker in order to facilitate repurchases of Norbord’s common shares under its previously announced normal course issuer bid (NCIB).

The Company previously announced that it had received approval from the Toronto Stock Exchange (TSX) to purchase up to 4,083,429 of its common shares, representing approximately 5% of the Company’s issued and outstanding common shares, during the 12-month period commencing November 5, 2019 and terminating November 4, 2020. Such purchases made pursuant to the NCIB are made on the open market by Norbord through the facilities of the TSX, the New York Stock Exchange or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws.

Under Norbord’s ASPP, Norbord’s broker may purchase common shares at times when Norbord ordinarily would not be active in the market due to insider trading rules and its own internal trading blackout periods. Purchases will be made by Norbord’s broker based upon parameters set by Norbord prior to the commencement of any such blackout period and in accordance with the terms of the ASPP. Outside of these blackout periods, common shares may continue to be purchased in Norbord’s discretion, subject to applicable law. The ASPP has been entered into in accordance with the requirements of applicable Canadian securities laws.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,500 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Robert B. Winslow, CFA

Vice President, Investor Relations & Corporate Development

Tel. (416) 777-4426

info@norbord.com

or

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

info@norbord.com